UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

Oncocyte Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

68235C107
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 142 West 57th Street, 11th Floor New York, New York 10019 (212) 508-5735
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	68235C107

1.	NAME OF REPORTING PERSONS

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

17,832,445

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER		[_]

17,832,445

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

17,832,445

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	68235C107

1.	NAME OF REPORTING PERSONS

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

17,832,445

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER		[_]

17,832,445

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

17,832,445

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	68235C107

1.	NAME OF REPORTING PERSONS

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,145

8.	SHARED VOTING POWER

17,832,445

9.	SOLE DISPOSITIVE POWER

3,145

10.	SHARED DISPOSITIVE POWER		[_]

17,832,445

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

17,835,590

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	68235C107

Item 1.	Security and Issuer.

The name of the issuer is Oncocyte Corporation, a California corporation (the “Issuer”). The address of the Issuer’s principal executive office is 15 Cushing, Irvine, California 92618. This Amendment No. 7 to Schedule 13D relates to the Issuer’s Common Stock, no par value (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	The persons filing this statement are: (i) Broadwood Partners, L.P., a Delaware limited partnership ("Broadwood Partners"); (ii) Broadwood Capital, Inc., a New York corporation ("Broadwood Capital"); and (iii) Neal C. Bradsher, a United States citizen (“Mr. Bradsher”, and collectively with Broadwood Partners and Broadwood Capital, the "Reporting Persons").

	(b), (c)	Broadwood Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment advisory services. Broadwood Partners is a pooled investment vehicle that is principally engaged in the business of investing its assets in securities. Broadwood Capital serves as the general partner of Broadwood Partners. Neal Bradsher is the President of Broadwood Capital. The principal business address of the Reporting Persons is: c/o Broadwood Capital, Inc., 142 West 57th Street, 11th Floor, New York, New York 10019.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 17,832,445 Shares beneficially owned by Broadwood Partners came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 17,832,445 Shares beneficially owned by Broadwood Capital came from the working capital of Broadwood Partners, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 17,835,590 Shares beneficially owned by Mr. Bradsher came from his personal funds and the working capital of Broadwood Partners. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares for investment and are filing this Schedule 13D/A to report that, on September 23, 2021, Broadwood Partners and the Issuer entered into a Warrant Exercise Agreement. Pursuant to the Warrant Exercise Agreement, (i) the Issuer agreed to reduce the exercise price of a common stock warrant (the “Common Stock Warrant”) held by Broadwood Partners to purchase up to 573,461 Shares from $3.25 per Share to $3.1525 per Share; and (ii) Broadwood Partners agreed to exercise the Common Stock Warrant in full on or prior to September 30, 2021. Shortly after executing the Warrant Exercise Agreement, Broadwood Partners exercised the Common Stock Warrant in full and received 573,461 Shares in exchange for payment to the Issuer of $1,807,835.81.

The foregoing was a summary of certain material terms of the Warrant Exercise Agreement. The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the form of the Warrant Exercise Agreement, which has been filed as Exhibit B and is incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have been, and may continue to be, in contact with members of the Issuer’s management, the board of directors of the Issuer (the “Board of Directors”), other significant shareholders and others regarding alternatives that the Issuer could employ to maximize the creation of shareholder value over time.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to shareholders, the Board of Directors and/or the management of the Issuer.

Item 5.	Interest in Securities of the Issuer.

	(a) – (d)	As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 17,832,445 Shares, constituting 19.2% of the Shares, based upon 92,637,742 Shares outstanding as of the date hereof, as adjusted to include warrants beneficially owned by Broadwood Partners. Broadwood Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 17,832,445 Shares. Broadwood Partners has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 17,832,445 Shares.

As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 17,832,445 Shares, constituting 19.2% of the Shares, based upon 92,637,742 Shares outstanding as of the date hereof, as adjusted to include warrants beneficially owned by Broadwood Capital. Broadwood Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 17,832,445 Shares. Broadwood Capital has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 17,832,445 Shares.

As of the date hereof, Mr. Bradsher may be deemed to be the beneficial owner of 17,835,590 Shares, constituting 19.3% of the Shares, based upon 92,637,742 Shares outstanding as of the date hereof, as adjusted to include warrants beneficially owned by Mr. Bradsher. Mr. Bradsher has the sole power to vote or direct the vote of 3,145 Shares and the shared power to vote or direct the vote of 17,832,445 Shares. Mr. Bradsher has sole power to dispose or direct the disposition of 3,145 Shares and the shared power to dispose or direct the disposition 17,832,445 Shares.

Other than the Shares acquired by the Reporting Persons pursuant to the Warrant Exercise Agreement as described in Item 4 above, there have been no transactions in the Shares by the Reporting Persons since the last Schedule 13D/A filed by the Reporting Persons in respect of the Issuer.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein or in a prior Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Form of Warrant Exercise Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2021	Broadwood Partners, L.P.*
	By:	Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

Broadwood Capital, Inc.*

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher*

* This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 7 to Schedule 13D, dated September 24, 2021, relating to the Common Stock, no par value, of Oncocyte Corporation shall be filed on behalf of the undersigned.

Dated: September 24, 2021	Broadwood Partners, L.P.
	By:	Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher

Exhibit B

WARRANT EXERCISE AGREEMENT

This Warrant Exercise Agreement ("Agreement") is made as of September 23, 2021 by and between Oncocyte Corporation (the "Company") and Broadwood Partners, L.P. ("Holder").

RECITALS

A. Warrant Holder is the registered holder of a certain Common Stock Warrant (the "Warrant") entitling Holder to purchase a total of 573,461 shares of Company common stock, no par value (the "Warrant Shares") at an exercise price of $3.25 per share (the "Original Exercise Price");

B. The Warrant may be exercised at any time on or before 6:30 p.m. New York time on October 17, 2021 (the "Expiration Date"), after which time the Warrant will expire in accordance with its terms and will thereafter no longer be exercisable.

C. The Company and Holder are entering into this Agreement to facilitate the exercise of the Warrant in full by Holder on or before September 30, 2021 (the "Early Exercise Date").

In consideration of the mutual covenants and agreements set forth herein, and for other consideration the sufficiency of which is hereby acknowledged, the Company and Holder agree as follows.

1. **Reduction in Exercise Price.** The Company agrees to reduce the Original Exercise Price from $3.25 per Warrant Share to $3.1525 per Warrant Share (the "Reduced Exercise Price") if and only if Holder exercises the Warrant in full for the purchase of 573,461 Warrant Shares not later than the Early Exercise Date. Holder agrees that if Holder does not exercise the Warrant in full by the Early Exercise Date, the Reduced Exercise Price will no longer apply and the exercise price will automatically revert to the Original Exercise Price of $3.25 per Warrant Share for any exercise of the Warrant.

2. **Exercise of Warrants.** The Holder hereby agrees to exercise the Warrant in full with respect to all 573,461 Warrant Shares on the Early Exercise Date and to tender to the Company on the Early Exercise Date the payment of the aggregate Reduced Exercise Price of $1,807,835.81 (the "Aggregate Reduced Exercise Price"), in immediately available funds subject to the satisfaction or waiver of the conditions set forth in this Section 3. On the Early Exercise Date: (a) the Holder shall deliver or cause to be delivered to the Company the Aggregate Reduced Exercise Price by wire transfer pursuant to the Company's wire instructions delivered to the Holder not later than two Trading Days prior to the Early Exercise Date; and (b) the Company shall cause its transfer agent to deliver the Warrant Shares to Holder via DWAC to the account shown in delivery instructions which instructions shall (i) be delivered by Holder to the Company not later than two Trading Days prior to the Early Exercise Date, and (ii) include the information requested in Schedule A attached to this Agreement; provided, that if for any reason the Early Exercise Date designated herein is not a Trading Day, the Early Exercise Date shall be duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions pursuant to this Agreement and the Warrant by the Company do not and will not: (i) conflict with or violate any provision of the Company's articles of incorporation or bylaws, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien upon any of the properties or assets of the Company, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which the Company is a party or by which any property or asset of the Company is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected.

(c) Registration Statement. The Warrant Shares have been registered for resale by the Holder under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Registration Statement on Form S-3, File No. 333-231980 (the "Registration Statement"). The Registration Statement is effective under the Securities Act and no stop order or proceeding to issue a stop order or similar order suspending the effectiveness of the Registration Statement under the Securities Act has been issued or commenced by the Securities and Exchange Commission.

(d) Nasdaq Listing. The Company's common stock, no par value, is listed for trading on The Nasdaq Stock Market LLC ("Nasdaq") and the Company has received no notice from Nasdaq informing the Company that the Company is in violation of its listing agreement with Nasdaq or that has commenced or intends to commence a proceeding to delist the Company's common stock from Nasdaq.

5. Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company that as of the date hereof:

(a) Authorization. The Holder has all necessary power and authority to enter into, and to consummate the transactions contemplated by, this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Holder and the exercise of the Warrant and purchase of the Warrant Shares pursuant to this Agreement and the Warrant have been duly authorized by all necessary action on Holder's behalf. This Agreement has been duly executed and delivered by the Holder and constitutes the valid and binding obligation of the Holder, enforceable against it in accordance with its terms, except (i) as limited

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by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) No Conflicts. The execution, delivery and performance of this Agreement by the Holder and the exercise of the Warrant and purchase of the Warrant Shares pursuant to this Agreement and the Warrant by the Holder do not and will not: (i) conflict with or violate any provision of the Holder's organizational or charter documents, or (ii) conflict with or result in a violation of any agreement, law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority which would interfere with the ability of the Holder to perform its obligations under this Agreement.

(c) Access to Information. The Holder has had the opportunity to review the Company's filings with the Securities and Exchange Commission, including the risk factors contained therein, and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the exercise of the Warrant and the merits and risks of investing in the Warrant Shares; and (ii) the opportunity to obtain any additional information or confer with any financial, tax, legal or other advisors as the Holder believes is necessary to make an informed investment decision with respect to the exercise of the Warrant and purchase of the Warrant Shares.

(d) HSR Notice. The Holder has filed all notices and other information required to be filed by Holder pursuant to the Hart-Scott-Rodino Antitrust Improvements Act ("HSR") with respect to the exercise of the Warrant and purchase of the Warrant Shares, and the applicable HSR waiting period has expired without action on the part of the Federal Trade Commission, allowing the Holder to proceed with the exercise of the Warrant in full and the purchase of the Warrant Shares in compliance with HSR.

6. Miscellaneous

(a) Notices. Any notices given under this Agreement by either party to the other party shall be in writing and shall be effected by (a) personal delivery, (b) by United States mail, postage prepaid (certified, return receipt requested at the option of the sender), (c) by next business day air courier service, or (d) by electronic mail. Notices shall be addressed to the parties at the addresses appearing on the signature page of this Agreement, but each party may change the address by giving written notice in accordance with this Section. Notices delivered personally or by air courier service will be deemed delivered as of actual receipt; mailed notices will be deemed delivered on the third day after mailing; notices delivered by email shall be deemed delivered on the day transmitted if not later than 5:00 p.m. local time at the destination on a regular business day, or on the next regular business day if transmitted on a day other than a business day, or later than 5:00 p.m. local time, at the destination.

(b) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties; provided, that no party

4

may assign this Agreement or the obligations and rights of such party hereunder without the prior written consent of the other party hereto.

(c) Execution in Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which when taken together shall be considered one and the same agreement. Any signature delivered by facsimile or other electronic transmission, including in pdf format, be deemed an original signature.

(d) Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and this Agreement shall be enforced and construed with such invalid or unenforceable provisions excluded.

(e) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Delaware.

(f) Entire Agreement. This Agreement and the Warrant contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters. Except as otherwise provided in this Agreement, the exercise of the Warrant and issuance of Warrant Shares shall subject to the terms and conditions of the Warrant.

(g) Headings. The section and paragraph headings in this Agreement are for convenience only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(h) Fees and Expenses. Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all transfer agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of the Warrant Shares.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Company and Holder have caused this Agreement to be executed as of the date first above written.

COMPANY:

Oncocyte Corporation

By: ________________________
Mitch Levine
Chief Financial Officer

Address for Notice:
15 Cushing
Irvine, California 92618
Attention: Mitch Levine, Chief Financial Officer
Email: mlevine@oncocyte.com

HOLDER:

Broadwood Partners, L.P.

By: Broadwood Capital, Inc.
General Partner

By: ________________________
Neal Bradsher, President

Address for Notice:
142 W. 57th Street
11th Floor
New York, NY 10019
Attention: Neal Bradsher
Email: neal@broadwoodcapital.com

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SCHEDULE A

HOLDER DWAC INFORMATION

Holder shall provide the following information for delivery of Warrant Shares by DWAC.

Name in which Warrant Shares are to be registered: Broadwood Partners, L.P.

Mailing Address:

142 W. 57th Street
11th Floor
New York, NY 10019
Attention: Neal Bradsher

Facsimile Number: 212 508-5756

Email Address: Neal@broadwoodcapital.com

Taxpayer Identification Number: 13-3497571

Manner of Settlement of the Warrant Shares: DWAC (The Warrant Shares will be sent from the Company's transfer agent, American Stock Transfer & Trust Company, by DWAC to Holder's prime broker. **Holder must contact its prime broker and ask them to initiate the DWAC or Holder will not receive the Warrant Shares**. The Warrant Shares will only be released after the Company's receipt of good funds in the amount of Aggregate Reduced Exercise Price.)

Name of DTC Participant (broker-dealer at which the account or accounts to be credited with Warrant is maintained):
GOLDMAN SACHS & CO.

DTC Participant Number: 0005

Name of Account at DTC Participant being credited with the Warrant Shares:
BROADWOOD PARTNERS, L.P.

Account Number at DTC Participant being credited with the Warrant Shares: 7ERN-1209